June 29, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings/Brigitte Lippman/Ronald E. Alper

Re:	West Corporation

Registration Statements on Form S-4 (File Nos. 333-174487 and 333-174489)

Filed on May 25, 2011

Ladies and Gentlemen:

This letter is being sent to you in accordance with the requirements set forth in the Morgan Stanley & Co. Incorporated SEC No-Action Letter (avail. June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling SEC No-Action Letter (avail. July 2, 1993) (the “Shearman & Sterling Letter”), relating to registered exchange offers.

On May 25, 2011, West Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (File No. 333-174487) (“Registration Statement No. 1”), relating to a proposed exchange offer (“Exchange Offer No. 1”), whereby the Company would offer to exchange up to $500,000,000 in aggregate principal amount of its 8 5/8% Senior Notes due 2018 (“Exchange Notes No. 1”) for an equivalent principal amount of its previously-issued and outstanding 8 5/8% Senior Notes due 2018 (“Outstanding Notes No. 1”). Also on May 25, 2011, the Company filed with the Commission a Registration Statement on Form S-4 (File No. 333-174489) (“Registration Statement No. 2”, and together with Registration Statement No. 1, the “Registration Statements”), relating to a proposed exchange offer (“Exchange Offer No. 2”, and together with Exchange Offer No. 1, the “Exchange Offers”), whereby the Company would offer to exchange up to $650,000,000 in aggregate principal amount of its 7 7/8% Senior Notes due 2019 (“Exchange Notes No. 2”, and together with Exchange Notes No. 1, the “Exchange Notes”) for an equivalent principal amount of its previously-issued and outstanding 7 7/8% Senior Notes due 2019 (“Outstanding Notes No. 2”, and together with Outstanding Notes No. 1, the “Outstanding Notes”). The terms of Exchange Notes No. 1 and Outstanding Notes No. 1, and the terms of Exchange Notes No. 2 and Outstanding Notes No. 2 are substantially identical in all respects, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain transfer restrictions, registration rights or additional interest provisions.

Pursuant to the requirements of the Morgan Stanley Letter and the Shearman & Sterling Letter, the Company hereby advises you that it is registering the Exchange Offers in reliance on the position of the Staff of the Commission enunciated in the Exxon Capital Holdings Corporation SEC No-Action Letter (avail. April 13, 1988) (the “Exxon Capital Letter”), the Morgan Stanley Letter and the Shearman & Sterling Letter. The Company represents that with respect to any broker-dealer that participates in the Exchange

Securities and Exchange Commission

June 29, 2011

Offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company will make each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectuses or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (1) cannot rely on the position of the Staff of the Commission enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will make each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectuses or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver the applicable prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the applicable Exchange Offers prospectuses because each contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Furthermore, the Company will include in the transmittal letter relating to each Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers. The transmittal letter will also state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. (See the form of Letter of Transmittal to be filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement).

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offers.

The Company will commence the Exchange Offers for the Outstanding Notes after the Registration Statements are declared effective by the Staff of the Commission. The Exchange Offers will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Securities and Exchange Commission

June 29, 2011

Please feel free to call Brian Erb of Ropes & Gray LLP at (415) 315-6344 if you have any questions regarding this letter.

Sincerely,

WEST CORPORATION

By:	/s/ Thomas B. Barker
Thomas B. Barker Chief Executive Officer